UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 29, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Provides Updated Extraordinary
General Shareholder Meeting Convening Letter

Attached hereto is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange, following the immediate report of November 27, 2012 regarding the delay and updates to the Extraordinary General Shareholders Meeting.

XTL BIOPHARMACEUTICALS LTD.

("The Company")

~~October~~ November ~~24~~27, 2012

To The Securities Authority	To The Tel Aviv Stock Exchange Ltd. ("TASE")
Through the Magna	Through the Magna
www.isa.co.il	www.tase.co.il

An immediate report with respect to convening an extraordinary general meeting of Company Shareholders in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) 1970, and the Israeli Securities Regulations (Private Offering of Securities in a Listed Company) 2000.

Introduction

Pursuant to the immediate reports published by the Company on April 15, 2012, on June 19, 2012 and on September 10, 2012 and in accordance with the Israeli Securities Regulations (Private Offering of Securities in a Listed Company) 2000, ("Private Offering Regulations"), Regulation 36 to the Israeli Securities Regulations (Periodic and Immediate Reports) 1970 ("Periodic and Immediate Reports Regulations"), and in accordance with the resolution of the Company's Board of Directors of October 21, 2012, the Company hereby announces the convening of an extraordinary general meeting of the Company's Shareholders ("the General Meeting" or "Meeting"), which will convene on ~~Wednesday~~Thursday, ~~November~~ December ~~28~~6, 2012, at 9:00 AM, at the law offices Kantor & Co., 12 Abba Hillel Silver Rd., 8th Floor, Ramat–Gan, Israel and with the resolutions detailed in this report on its agenda as follows:

1.	Condensed Description of the Transaction and its Main Terms

On October 21, 2012 The Company's Board of Directors approved convening a Meeting of Company Shareholders object of this report for the purpose of approving the Company's engagement in a Purchase Agreement with Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") according to which a new private company will be merged, wholly owned 100% by the Company which will be established only for the purpose of the merger (hereinafter: "NewCo"), by way of a reverse triangular merger with Kitov following which NewCo will cease to exist (hereinafter: "the Purchase Agreement"). As a result of completing the Purchase Agreement, Kitov will become a private company wholly owned (100%) by the Company and Kitov shareholders and additional service providers of Kitov (hereinafter: "the Offerees ") will receive shares and warrants for Company shares as well as various milestone payments throughout the development process of Kitov products, and all as detailed below:

1.1.	On the date of completion of the Purchase Agreement, the Company will pay the Offerees an amount of USD 140 thousand in cash and issue: (1) 8,~~709,052~~686,733 ordinary shares of the Company to Kitov shareholders (hereinafter: "Completion Shares"); and (2) ~~218,728~~241,048 unregistered warrants to Kitov Service Providers for the purchase of ~~218,728~~241,048 Company shares (hereinafter; "Service Providers Warrants"). The Service Providers Warrants will be exercisable for a period of five (5) years from the closing date at an exercise price of NIS 0.01 per warrant[1]. In addition to the securities aforementioned, the Company will issue the Offerees 612,800 warrants for the purchase of 612,800 Company shares (hereinafter: "The Additional Warrants"). The Additional Warrants will be exercisable in return for an exercise consideration equivalent to NIS 0.01 per Additional Warrant[2], at the earlier of either the passing of 18 months from the Completion Date or after the Company has completed raising cumulative capital in the amount of USD 4 million. Alternatively, the Additional Warrants will be annulled immediately upon the Offerees receipt of USD 160 thousand from the Company. All the aforesaid securities issued to the Offerees at the date of completion of the Purchase Agreement constitute 3.59% of the Company's fully diluted issued and outstanding share capital. For additional details regarding the securities issued by the Company according to the Purchase Agreement see paragraph 4 to the Transaction Report.

1.2.	Pursuant to the completion of the Purchase Agreement and subject to the fulfillment of the milestones contingent to the progress of development of Kitov drugs, as stated the Purchase Agreement, the Company will pay the Offerees up to seven (7) additional payments that are likely to jointly amount to a total of USD 61 million (hereinafter: "Milestone Payment"). The Company has the sole discretion at any time to convert any of the milestone payments, by means of an issuance of up to 91,828,110 Company shares[3] (assuming that all milestones have been completed), which will constitute up to approximately 25.70% of the Company's issued and outstanding share capital (fully diluted) immediately upon completing the Purchase Agreement (or approximately 28.37% of the Company's fully diluted issued and outstanding share capital including the securities issued according to paragraph 1.1 above). Milestones Payments will be paid as long as the said milestones are fulfilled during the course of 5 years from the Completion Date.

The securities issued according to the Purchase Agreement are brought for approval by the Company by means of an issuance of Company shares through an extraordinary Private Placement in accordance with the Israeli Securities Regulations (Private Offering of Securities in a Listed Company, 2000) (hereinafter: "the Regulations").

1 Following the planned 1:10 share consolidation, the exercise price of Service Providers Warrants will be NIS 0.1 per each Warrant. It should be noted that the difference between the exercise price of the Service Provider Warrants and the nominal value of the Company shares will be covered at the date of exercising the Service Providers Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the difference from the premium on shares clause to the share capital clause.

2 After the planned 1:10 share consolidation, the exercise price of 61,280 Additional Warrants will be NIS 0.1 per each Additional Warrant. It should be noted that the difference between the exercise price of the Additional Warrants and the nominal value of the Company shares will be covered at the date of exercising the Special Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the difference from the premium on shares clause to the share capital clause.

3 It should be noted that in the case where the Company exercise its right to convert any of the Milestone Payments to shares, the Offerees shall pay the Company an amount of NIS 0.1 for each share which will be allocated to them for the Milestone Payments. It should be noted that the number of shares that will be issued in accordance with the Milestone Payments set forth above, will be adjusted (increase or decrease) in case the Company will perform a division or consolidation of its share capital or in case the Company distributes bonus shares to its shareholders by reducing the shares proportionately in case of division and consolidation, or by adding the number of shares the Offerees will be entitled as bonus shares if the Company was exercising its right to pay the Milestone Payments by way of issuing its shares.

It should be noted that in light of the fact that the transaction, object of this report, does not comply with the definition 'Business Combination', the accounting treatment of the transaction as aforesaid is as purchase of intellectual property against the issuance of shares/warrants so that following the completion of the transaction the intellectual property will be recorded in the Company books in accordance with the value set in the valuation report conducted by an external valuator and enclosed as Appendix C to the Transaction Report.

For details about Kitov see a description of Kitov and Kitov's financial statements as of December 31, 2011 attached to the Transaction Report as Appendix A and Appendix A1.

2.	Description of the topics on the agenda

The Purchase Agreement, including the extraordinary private placement in respect thereof, is presented for approval as a whole, together with all the engagements and resolution required for its fulfillment, as detailed below:

2.1.	Approve the Company's engagement in a Purchase Agreement including an extraordinary Private Offering in respect thereof, which includes the Completion Shares, Additional Warrants, Service Providers Warrants, and payment of milestones or alternatively, at the Company's sole discretion, allocation of shares in accordance with the milestones stipulated in the Purchase Agreement,.

2.2.	Approve to consolidate the Company's capital at a ratio of 10:1 in a manner that every 10 Company shares of NIS 0.1 par value each will be consolidated as one share of NIS 1.0 par value each.

2.3.	Approve the appointments, in accordance with the Company's Articles of Association, of Messers Dr. Paul Waymack and Mr. Simcha Rock as Directors in the Company until next year's annual general meeting. The vote regarding each of the directors as aforesaid will be done separately. Declarations of candidates for appointment as directors are enclosed as Appendix B to the report.

2.4.	Approve the Company’s engagement in a service agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as executive in charge of the clinical and regulatory development of all the Company's products in return for a monthly management fee of USD 9,166 plus VAT, as applicable. For details regarding the service provider agreement see paragraph 15.4 of the Transaction Report.

It is clarified hereto that the approval of the Audit Committee and the Company's Board of Directors is given to the Company's engagement in the Purchase Agreement and for executing transactions and engagements entailed in this transaction, as a whole, including the appointments and agreements detailed in paragraphs 2.1 – 2.4 above.

It is hereby clarified that all the resolutions on the meeting's agenda are interconnected resolutions, namely that the rejection of one of the resolutions may be deemed as a rejection of the other resolutions even though another resolution has been accepted and approved by the extraordinary general meeting of the Company’s shareholders.

3.	The private placement Offerees and the status as interested party

According to the Purchase Agreement object of this Transaction Report, the Offerees in the Private Placement are Kitov shareholders and Additional Service Providers of Kitov. The names of the Offerees alongside mention of their holdings in Kitov at the time of this report and their holdings in the Company close to the transaction Completion Date are detailed hereunder:

	Holding in Kitov		Holding in the Company after the completion date of the Purchase Agreement4
Offeree's name	Nr. of shares	% Holding	Shares	Warrants	% Holding	% Holdings fully diluted
JPW PCH LLC5	8,000,000	80%	7,119,907	488,708	2.99%	2.86%
Moshe Laster	2,000,000	20%	1,~~589,145~~566,826	~~109,078~~107,546	0.~~67~~66%	0.~~64~~63%
Simcha Rock	-	-	-	~~23,851~~47,703	-	0.~~01~~02%
Clal Underwriting[6]	-	-	-	71,554	-	0.03%
Ronen Kantor7	-	-	3,792,908	174,486	1.59%	1.49%
Charity Fund8	-	-	-	23,851	-	0.01%
Total	10,000,000	100%	12,~~501,960~~479,641	~~891,528~~913,848	5.~~25~~24%	5.04%

4 The data presented is as at the date of completion of the Agreement and prior to the fulfillment of any of the milestones. Additionally, it should be noted that the figures detailed in this table are prior to executing the share consolidation of Company capital at a 10:1 ratio

5 A Company incorporated in the United States controlled by Messers Dr. Peter Hoyle and Dr. Paul Waymack

6 To the best of the Company's knowledge, Clal Finance Underwriting Ltd is a private company, which as of the date of this report is held by Clal Finance Ltd (approximately 10.1%), Mr. Zachi Sultan (approximately 56.2%), Messrs Ronen Weissberg, Yuval Ben-Ze'ev and Naor El-Hai (through a company they own - approximately 24.7%, Ms. Tal Rubinstein (through a company she owns - approximately 5% and Mr. Jonathan Cohen (through a company he owns - approximately 4%).

7 It should be noted that Mr. Ronen Kantor holds prior to the private placement object of this Report 3,792,908 Company ordinary shares of NIS 0.1 par value each of the Company and 60,000 warrants exercisable into 60,000 Company ordinary shares of NIS 0.1 par value each.

8 Kitov shareholders decided to donate 0.25% of Kitov to the Pelech charity. To the best of the Company's knowledge, Pelech Charity was registered on May 2, 1984 (register number: 580040418), whose aim is to establish, maintain, manage and develop a religious experimental high school for girls, including residence and boarding school which is managed by Mr. Michael Hochstein. ~~.~~

assuming that any or all of the milestones will be fulfilled and the Company will choose, ensuing the payment of the milestone to issue to the Offerees Company shares, to the best of the Company's knowledge, JPW PCH LLC hereinafter: "JPW"), will become an interested party in the Company and this in light of the fact that following the issuances ensuing the payment of the milestones aforementioned, it will hold shares constituting over 5% of the Company's issued and outstanding capital. Also, it should be noted that if any of the Offerees will seek to become a holder of more than 25% of the Company's issued and outstanding share capital, all restrictions and obligations set forth in relation to a tender offer under the Israeli Companies Law-1999 and the Israeli Securities Regulations (Tender Offer)-2000 shall apply on the Offerree.

4.	The terms, number and percentage the offered securities constitute in the Company's share capital after the issuance

4.1.	In consideration for the assignment of Kitov's share capital in full in a manner that Kitov will become a company fully owned (100%) by the Company, the Company will allocate to the Offerees, at the Date of completion of the Purchase Agreement 8,~~709,052~~686,733 ordinary shares of NIS 0.1 par value each of the Company, at a price per share of NIS 1.651~~641~~[9] ("the Price Per Share in a Private Placement ") and also will allocate to Kitov's service providers ~~218,728~~241,048 warrants, unregistered, for the purchase of ~~218,728~~241,048 Company shares ("Services Providers Warrants"). In addition to the aforementioned securities, the Company will allocate 612,800 warrants for the purchase of 612,800 Company shares to Kitov shareholders and Kitov service providers (hereinafter: "The Additional Warrants"). The Additional Warrant will be exercisable against an exercise price equivalent to NIS 0.01 for each Additional Warrant[10] (hereinafter: "Additional Warrants Exercise Price"), at the earlier of either the passing of 18 months from the Completion Date or after the Company has completed raising cumulative capital in the amount of USD 4 million. Alternatively, the Additional Warrants will be cancelled immediately upon the Offerees receipt of USD 160 thousand from the Company or the passing of five (5) years, i.e. until October 23, 2017 ('The Latest Date for Exercising the Additional Warrants"). All the aforesaid securities issued to the Offerees at the Date of completion of the Purchase Agreement constitute approximately 3.59% of the Company's fully diluted issued and outstanding share capital.

4.2.	The Service Providers' Warrant will be exercisable ~~on any trading day starting at the date of their issuance and~~ for a period of five (5) years from the closing date~~, i.e., until October 23, 2017~~ ("The Latest Date for Exercising Service Providers Warrants") at an exercise price of NIS 0.01 per warrant[11] ~~equivalent to the nominal value of a Company share~~ ("Exercise Price of Service Providers Warrants").

9 It should be noted that the price of the share in the private placement according to this report is determined through negotiations between the Company and the Offerees based, inter alia, on the share's average trading price on the Tel-Aviv Stock Exchange during the 21 days prior to the date of approval by the Company's Board of Directors and also, in consideration of the fact that the securities offered according to this report are "restricted" both by voluntary restriction and according to the Purchase Agreement and also pursuant to provisions of paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining paragraphs 15a and 15c of the Law), 2000. The price per share in the private placement according to the Tel Aviv Stock Exchange was calculated by way of dividing the relative part in Kitov's valuation (out of a total valuation of Kitov (approximately USD 40.~~2~~ 5 million) USD 36 million, which are related to future consideration upon milestone payments (based on a NIS-USD exchange rate of 3.83, which is the exchange rate as of October 23, 2012) were discounted of the total valuation of Kitov according to the valuation for this calculation) according to the valuation in a total of issued securities that are issued in the Completion Date.

10 After the planned 1:10 share consolidation, the exercise price of 61,280 Additional Warrants will be NIS 0.1 per each Additional Warrant.It should be noted that the disparity between the exercise price of the Additional Warrants and the nominal value of the Company shares will be covered at the date of exercising the Special Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the disparity from the premium on shares clause to the share capital clause.

4.3.	Service Providers Warrants or and Additional Warrants not exercised until the expiry of latest exercising date will be annulled and will not provide the Offerees any right or claim whatsoever.

4.4.	For details pertaining to the rights deriving from the shares and the shares that will derive from exercising the Service Providers Warrants and the Additional Warrants including how they will be listed and adjusted, see paragraph 12 hereunder.

4.5.	For details pertaining to the percentage which the securities constitute in the voting rights and the Company's issued and outstanding share capital after the issuance and assuming that the Offerees will convert and exercise their issued securities according to this report, see paragraph 3 above.

5.	Consideration for the offered securities

In accordance with the provisions of the Purchase Agreement, in consideration for the issuance of 8,~~709,052~~686,733 ordinary shares of NIS 0.1 par value each. of the Company, the issuance of the Service Providers Warrants and Additional Warrants (as defined above) to the Offerees, the Offerees will assign to NewCo all of Kitov shares which they hold and constitute 100% of Kitov's issued capital so that upon completion of the transaction, object of this report, the Offerees will hold approximately 3.~~66~~65% of the Company's issued and outstanding share capital and approximately 3.59% on a fully diluted basis and the Company will hold (through NewCo) 100% of Kitov's issued and outstanding share capital ("The Consideration").

It should be noted that in accordance with the provisions of the Purchase Agreement, the Company has an undertaking to pay throughout the process of development of Kitov products various milestone, in cash, payments that can jointly amount to a total of approximately USD 61 million. Alternatively, the Company is entitled to pay any of the milestone payments, or all of them, by issuing up to 91,828,110 shares, all at the Company's sole discretion and subject to the fulfillment of the milestones as detailed in paragraph 12.8 hereunder12.

11 Following the planned 1:10 share consolidation, the exercise price of Service Providers Warrants will be NIS 0.1 per each Warrant. It should be noted that the difference between the exercise price of the Service Provider Warrants and the nominal value of the Company shares will be covered at the date of exercising the Service Providers Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the difference from the premium on shares clause to the share capital clause.

12 It should be noted that in the case where the Company exercise its right to convert any of the Milestone Payments to shares, the Offerees shall pay the Company an amount of NIS 0.1 for each share which will be allocated to them for the Milestone Payments.

6.	The price of the Company shares in the extraordinary private placement and their quoted market price on the stock exchange

The price per share at the Private Placement in accordance with this report as aforesaid in paragraph 4.1 above was determined through negotiations between the Company and the Offerees bases, inter alia, on the share's average trading price on the Tel-Aviv Stock Exchange during the 21 days prior to the date of approval by the Company's Board of Directors and also, in consideration of the fact that the offered securities according to this report are "restricted" both by voluntary restriction according to Purchase Agreement and also in accordance with the provisions of paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining paragraphs 15a and 15c of the Law), 2000. The price per share on the stock exchange on the day before to the date of this report is NIS 1.296. The price per share in the Private Placement is higher than the share price on the stock exchange on the day before the date of this report by approximately ~~26.6~~27.4%.

7.	Names of directors who have personal interest in the private placement and the nature of the personal interest

To the best of the Company's knowledge none of the directors serving on the Company's Board of Directors have personal interest in the private Offering object of this report.

8.	Announcement of convening an extraordinary general meeting of the Company's shareholders

In accordance with the Israeli Companies Law, 1999 ("the Companies Law"), an announcement is hereby provided of the convening of an extraordinary general meeting of the Company's shareholders to be held on ~~Wednesday~~Thursday, ~~November~~ December ~~28~~6, 2012 at 09:00 a.m. at the law offices of Kantor & Co. on 12 Abba Hillel Silver, 8th floor, Ramat-Gan, Israel with on its agenda a Purchase Agreement including an extraordinary Private Placement in respect thereof, as detailed above presented for approval, as a whole, together with all the resolutions and engagements required for its completion, as follows:

8.1.	Approve the Company's engagement in a Purchase Agreement including an extraordinary Private Placement in respect thereof, which includes the Completion Shares, Additional Warrants, Service Providers' Warrants, payment of the milestones or alternatively, at the Company's sole discretion, allocation of shares in accordance with the milestones stipulated in the Purchase Agreement.

8.2.	Approve to consolidate the Company's capital at a ratio of 10:1 in a manner that every 10 Company shares of NIS 0.1 par value each will be consolidated as one share of NIS 1.0 par value each.

8.3.	Approve the appointments, in accordance with the Company's Articles of Association, of Messers Dr. Paul Waymack and Mr. Simcha Rock as Directors in the Company until next year's annual general meeting. The vote regarding each of the directors as aforesaid will be done separately. Declarations of candidates for appointment as directors are enclosed as Appendix B to the report.

8.4.	Approve the Company’s engagement in a service agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as manager in charge of the clinical and regulatory development of all the Company's products in return for a monthly management fee of USD 9,166 plus VAT, as applicable. For details regarding the service provider agreement see paragraph 15.4 of the Transaction Report.

It is hereby clarified that all the resolutions on the meeting's agenda are interconnected resolutions, namely that the rejection of one of the resolutions may be deemed as a rejection of the other resolutions even though another resolution has been accepted and approved by the extraordinary general meeting of the Company’s shareholders.

8.5.	Meeting venue and date

8.5.1.	The extraordinary general meeting will convene on ~~Wednesday~~Thursday, ~~November~~ December ~~28~~6, 2012 at 09:00 AM at the law offices of Kantor & Co. on 12 Abba Hillel Silver, 8th floor, Ramat-Gan, Israel. A deferred meeting, if necessary, will convene on ~~Wednesday~~Thursday, December ~~5~~13, 2012 at the same place and time.

8.5.2.	In the extraordinary general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, represented by themselves or by their proxies, who hold or represent together at least 33.33% of the voting rights in the Company. If at the elapse of thirty minutes from the meeting's scheduled date, the legal quorum is not achieved, the meeting will be automatically deferred to the same day of the following week, at the same time and place as scheduled for the original meeting; or to a different time or place as decided by the board of directors in an announcement to the shareholders. If in such deferred meeting no legal quorum is obtained within thirty minutes from the scheduled date, two shareholders that are present by themselves or by a proxy will form a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

8.5.3.	The date for establishing the shareholders' right to vote in the general meeting, as stipulated in Section 182 to the Israeli Companies Law, is Monday, October 29, 2012 ("the meeting participation record date").

8.5.4.	Any existing shareholder of the Company on the record date, whether or not the shares are registered in its name or are held by it through a member of the Stock Exchange, is entitled to participate in the meeting by itself or via a proxy. In accordance with the Israeli Companies Regulations (Proof of Share Ownership for Voting in General Meetings), 2000, a Company shareholder whose shares are held by a member of the Stock Exchange will be able to participate in said meeting by itself or via a proxy provided that an original proof of Company share ownership on the meeting participation record date is delivered to the Company before the meeting (to be obtained by that member of the Stock Exchange). Any documents appointing proxies ("the letters of appointment") as well as the original authorizations under which the letters of appointment (if any) were signed must be deposited with the Company's registered headquarters up to 48 hours prior to the date of the meeting.

8.5.5.	A written format of the voting paper and statements of position, if any, can be found at the Israel Securities Authority's site at www.magna.isa.gov.il and at the TASE's site at www.tase.co.il. In addition, a shareholder may apply to the Company directly for receiving the written format of the voting paper and statements of position, if any. A member of the Stock Exchange will send, at no consideration, via e-mail, a link to the written format of the voting paper and statements of position, if any, to each shareholder that is not registered with the Company's shareholders' registrar and whose shares are listed with that member of the Stock Exchange, if the shareholder has notified the member of the Stock Exchange of its wish and provided that the notice was made with respect to a certain securities account and prior to the record date. Any shareholder whose shares are listed with a member of the Stock Exchange is entitled to receive proof of ownership from the relevant member of the Stock Exchange at the member of the Stock Exchange's branch or by mail to their address in return for payment of delivery fees only, if so requested, and this application will be granted in advance to the relevant securities account. Pursuant to the Israeli Companies Regulations (Voting Paper and Statements of Position), 2005, that shareholder will vote on the second part of the voting paper and specify the manner of voting and deliver it to the Company or mail it via registered mail whereby the proof of ownership must reach the Company's headquarters no later than 72 hours prior to the meeting date.

8.5.6.	The Company does not allow voting via the internet.

8.5.7.	One or more shareholders that hold at least five percent or more of total voting rights and also hold such rate of total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Israeli Companies Law, are entitled to review the voting papers as detailed in Regulation 10 to the Israeli Companies Regulations (Voting Paper and Statements of Position), 2005.

8.5.8.	The last date for producing statements of position is within ten days after the meeting participation record date ("the last statement of position date of delivery"), namely: Thursday, November 8, 2012 and the last date for producing the board of directors' response to the statements of position is five days after the last statement of position date of delivery, namely Tuesday, November 13, 2012.

8.6.	The required decision passing majority

8.6.1.	The majority required for passing of the decision mentioned in paragraphs 8.1 – 8.4 above is an ordinary majority of the voting participants.

9.	Review of Documents

The documents pertaining to this report may be reviewed at the law offices of Kantor & Co. on 12 Abba Hillel Silver, 8th floor, Ramat-Gan, Israel during standard work hours and after advance coordination by telephone: +(972)-3-6133371.

XTL BIOPHARMACEUTICALS LTD.

("The Company")

October 24, 2012

To The Securities Authority	To The Tel Aviv Stock Exchange Ltd. ("TASE")
Through the Magna	Through the Magna
www.isa.co.il	www.tase.co.il

An immediate report regarding an extraordinary private placement pursuant to the Securities Regulations (Private Offering of Securities in a Listed Company) 2000.and pursuant to Regulation 36 of the Israeli Securities Regulations (Periodic and Immediate Reports) 1970 and with respect to convening an extraordinary general meeting that will have on its agenda, inter alia, approval of an extraordinary private offering, in accordance with the purchase agreement signed between the Company and Kitov Pharmaceuticals Ltd.

10.	Introduction

On September 9, 2012 the Company's board of directors approved the Company's engagement in a Purchase Agreement with Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") according to which a new private company will merge, wholly owned 100% by the Company which will be established only for the purpose of the merger (hereinafter: "NewCo"), by way of a reverse triangular merger with Kitov following which NewCo will cease to exist (hereinafter: "the Purchase Agreement"). As a result of completing the Purchase Agreement, Kitov will become a private company wholly owned (100%) by the Company and Kitov shareholders and additional service providers of Kitov (hereinafter: "the Offerees ") will receive shares and warrants for Company shares as well as payments of various milestones throughout the development process of Kitov products, all as detailed below:

10.1.	On the date of completion of the Purchase Agreement, the Company will issue: (1) 8,~~709,052~~686,733 ordinary shares of the Company to Kitov shareholders (hereinafter: "Completion Shares"); and (2) ~~218,728~~241,048 unregistered warrants for the purchase of ~~218,728~~241,048 Company shares to Kitov Service Providers (hereinafter; "Service Providers Warrants"). The Service Providers' Warrant will be exercisable for a period of five (5) years from the closing date ("The Latest Date for Exercising Service Providers Warrants") at an exercise price of NIS 0.01 per warrant[13] ("Exercise Price of Service Providers Warrants").In addition to the securities aforementioned, the Company will issue to the Offerees 612,800 warrants for the purchase of 612,800 Company shares (hereinafter: "The Additional Warrants"). The Additional Warrants will be exercisable in return for an exercise consideration equivalent to NIS 0.01 per Additional Warrant[14], at the earlier of either the passing of 18 months from the completion date or after the Company has completed raising cumulative capital in the amount of USD 4 million. Alternatively, the Additional Warrants will be annulled immediately upon the Offerees receipt of USD 160 thousand from the Company. All the aforesaid securities issued to the Offerees at the date of completion of the Purchase Agreement constitute 3.59% of the Company's fully diluted issued and outstanding share capital. For additional details regarding the securities issued by the Company according to the Purchase Agreement see paragraph 4 to the Transaction Report.

13 Following the planned 1:10 share consolidation, the exercise price of Service Providers Warrants will be NIS 0.1 per each Warrant. It should be noted that the difference between the exercise price of the Service Provider Warrants and the nominal value of the Company shares will be covered at the date of exercising the Service Providers Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the difference from the premium on shares clause to the share capital clause.

10.2.	Pursuant to the completion of the Purchase Agreement and subject to the fulfillment of the milestones contingent to the progress of the development of Kitov products, as stated in the Purchase Agreement, the Company will pay the Offerees up to seven (7) additional payments that are likely to jointly amount to a total of approximately USD 61 million (hereinafter: "Milestone Payment")[15]. The Company has the sole discretion at any time to convert any of the milestone payments, by means of an issuance of up to 91,828,110 Company shares (assuming that all milestones have been completed), which will constitute up to approximately 25.70% of the Company's issued and outstanding share capital (fully diluted) immediately upon completing the Purchase Agreement (or approximately 28.37% of the Company's fully diluted issued and outstanding share capital including the securities issued according to paragraph 10.1 above). Milestones Payments will be paid as long as the said milestones are fulfilled during the course of 5 years from the date of Completion of the Purchase Agreement.

The securities issued according to the Purchase Agreement are presented for approval by the Company by means of an issuance of Company shares through an extraordinary private placement in accordance with the Israeli Securities Regulations (Private Offering of Securities in a Listed Company, 2000) (hereinafter: "the Regulations").

For details about Kitov see a description of Kitov and Kitov's financial statements as of December 31, 2011attached to this Transaction Report as Appendix A and Appendix A1.

The valuation of Kitov which was prepared by an external valuator is enclosed to the Transaction Report as Appendix C.

10.3.	Execution of the Purchase Agreement as aforesaid and issuance of securities in respect thereof is conditioned, inter alia, by the approval of the Company's general meeting of shareholders for executing the extraordinary private placement aforesaid and any resolutions required by the Purchase Agreement as detailed above, receipt of a valuation report of Kitov as well as receipt of the pre-ruling approval from the Israeli Tax Authority as detailed below, and this no later than November 23, 2012 (hereinafter: "the Record Date"). For additional details regarding the prerequisites for executing the Purchase Agreement see paragraph 14.1.2 hereunder.

14 Following the planned 1:10 share consolidation, the exercise price of 61,280 Additional Warrants will be NIS 0.1 per each Additional Warrant. It should be noted that the difference between the exercise price of the Additional Warrants and the nominal value of the Company shares will be covered at the date of exercising the Special Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the disparity from the premium on shares clause to the share capital clause.

15 It should be noted that in the case where the Company exercise its right to convert any of the Milestone Payments to shares, the Offerees shall pay the Company an amount of NIS 0.1 for each share which will be allocated to them for the Milestone Payments.

11.	Details of the Offerees

The Offerees are Kitov shareholders and additional service providers of Kitov. For details regarding the Offerees who will hold the status of interested parties in the Company pursuant to the completion of the transaction object of the report see paragraph 3 of this report.

12.	The terms, number and percentage the offered securities will constitute of the Company's share capital after the issuance

12.1.	In consideration for the transfer of Kitov's share capital in full in a manner that Kitov will become a company fully owned (100%) by the Company, the Company will allocate to the Offerees, at the Completion Date of the Purchase Agreement 8,~~709,052~~686,733 ordinary shares of NIS 0.1 par value each of the Company, at a price per share of NIS 1.651~~641~~[16] ("the Price Per Share in the Private Placement ") and also will allocate to Kitov's service providers ~~218,728~~241,048 warrants, unregistered, for the purchase of ~~218,728~~241,048 Company shares ("Services Providers Warrants"). In addition to the aforementioned securities, the Company will allocate to Kitov shareholders and Kitov service providers 612,800 warrants for the purchase of 612,800 Company shares (hereinafter: "The Additional Warrants"). The Additional Warrant will be exercisable against an exercise price equivalent to NIS 0.01 for each Additional Warrant[17] (hereinafter: "Additional Warrants Exercise Price"), at the earlier of either the passing of 18 months from the completion date or after the Company has completed raising cumulative capital in the amount of USD 4 million (the Additional Warrants not exercised within the 5 years since their issue will expire). Alternatively, the Additional Warrants will be annulled immediately upon the Offerees receipt of USD 160 thousands from the Company. All the aforesaid securities issued to the Offerees at the Completion Date of the Purchase Agreement constitute approximately 3.59% of the Company's fully diluted issued and outstanding share capital.

16 It should should be noted that the price of the share in the private placement according to this report is determined through negotiations between the Company and the Offerees based, inter alia, on the share's average trading price on the Tel-Aviv Stock Exchange during the 21 days prior to the date of approval by the Company's Board of Directors and also, in consideration of the fact that the securities offered according to this report are "restricted" both by voluntary restriction and according to the Purchase Agreement and also pursuant to provisions of paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining paragraphs 15a and 15c of the Law), 2000. The price per share in the private placement according to the Tel Aviv Stock Exchange was calculated by way of dividing the relative part in Kitov's valuation (out of a total valuation of Kitov (approximately USD 40.~~2~~ 5 million) USD 36 million, which are related to future consideration upon milestone payments (based on a NIS-USD exchange rate of 3.83, which is the exchange rate as of October 23, 2012) were discounted of the total valuation of Kitov according to the valuation for this calculation) according to the valuation in a total of issued securities that are issued in the Completion Date.

17 After the planned 1:10 share consolidation, the exercise price of 61,280 Additional Warrants will be NIS 0.1 per each Additional Warrant. It should be noted that the difference between the exercise price of the Additional Warrants and the nominal value of the Company shares will be covered at the date of exercising the Special Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the disparity from the premium on shares clause to the share capital clause.

12.2.	The Service Providers' Warrant will be exercisable on any trading day starting at the date of their issuance and for a period of five (5) years~~, i.e., until October 23, 2017~~ ("The Latest Date for Exercising Service Providers Warrants") at an exercise price ~~equivalent to the nominal value of a Company share~~ of NIS 0.01 per warrant[18] ("Exercise Price of Service Providers Warrants").

12.3.	A Service Providers Warrant or and Additional Warrant not exercised until the expiry of latest exercising date will be annulled and will not provide the Offerees any right or claim whatsoever.

12.4.	The shares and also the shares deriving from the exercise of the Service Providers Warrants or from the exercise of the Additional Warrants (hereinafter jointly: "The Warrants" and "The Exercise Shares") will provide the right to receive invitations, to participate and vote at Company meetings. All Company shares, including the aforesaid Exercise Shares, have equal rights between them with regard to the capital amounts paid or credited as paid on their nominal value, with any regard to dividend, and any other distribution and to the participation in distribution of excess Company assets at winding-up.

12.5.	The Shares and also the Exercise Shares will be listed in the Company's name on those lists through which the Company shares will be listed at that time.

12.6.	Pursuant to the Regulations of the Tel-Aviv stock Exchange due to the transition to clearing on day T+1 for convertible unregistered shares and securities, the conversion of warrants will not be executed on the record date for distribution of the bonus shares, placement by means of rights, distribution of dividend, consolidation of capital, splitting of capital or reduction of capital (each of the above mentions referenced hereinafter as: "Company Event"). Additionally, if the X day of a Company Event occurs prior to the record date of the Company Event, then no conversion will be executed on the X day as aforesaid.

12.7.	Pursuant to the issuance of securities to the Offerees in accordance with the aforesaid in this report, the exercise price and number of warrants not yet exercised only will be adjusted in the instances detailed hereunder:

12.7.1.	Distribution of bonus shares

Should the Company distribute bonus shares from the date of this allocation report until the end of the exercise period of the warrants the rights of the holders of warrants from the relevant series will be preserved in the manner detailed below:

18 Following the planned 1:10 share consolidation, the exercise price of Service Providers Warrants will be NIS 0.1 per each Warrant. It should be noted that the difference between the exercise price of the Service Provider Warrants and the nominal value of the Company shares will be covered at the date of exercising the Service Providers Warrants, should and to the extent that they will be exercised, by transferring in the Company's financial statements the total sum of the difference from the premium on shares clause to the share capital clause.

a.	Immediately after the record date for determining the right to participate in the said distribution the number of exercise shares to which the holder of the warrants will be entitled to upon their exercise will grow, by means of adding the number of shares that the said holder was entitled to then as bonus shares, should he have exercised the said warrants immediately prior to the aforesaid record date.

b.	According to the aforementioned, holder of a warrant will not have the right to partial allocation of the bonus shares, however all the fractional bonus shares that will be formed at the time of the allocation and will accumulate to complete shares will be sold on TASE, through a trustee appointed for this purpose by the Company, within thirty (30) days from the date for the aforesaid allocation, and the net consideration (after deduction of the sale expenses and compulsory payment of levies), will be distributed between those entitled to them within fifteen (15) days from the date of sale. No single check for an amount less than NIS 50 will be sent to an entitled person, whereas such sums will be available for collection at the Company offices on regular working days and during regular working hours. An entitled person, as aforesaid who did not arrive at the Company offices to receive this sum as mentioned within twelve (12) months from the date of sale, will forfeit his entitlement to the sum.

c.	Subject to the Regulations and Provisions of the Stock Exchange the method of adjustment detailed above is not subject to change.

12.7.2.	Rights Issuance

Should the Company offer its shareholders securities of any kind whatsoever by way of an issuance of rights, from the date of this allocation report and until the end of the Warrants Exercise Period, the number of exercise shares for exercising the warrants from the relevant series, that have not yet been exercised into the Company’s regular shares at the date set for entitlement to the rights offered at the rights issue, will be adjusted in accordance with the bonus component of the rights as expressed in the ratio between the share value on the stock exchange on the said record date to the base "ex rights" price. Subject to the Israeli Regulations and Provisions of the stock exchange, the adjustment method detailed above is not subject to change.

12.7.3.	Distribution of Dividend

Should the Company distribute dividend in accordance with its definition in the Israeli Companies Law ("The Distribution"), for which the record date stipulating the right of distribution will occur prior to the end of the Warrants Exercise Period, starting on the first trading day the Company shares will be traded on after the record date for distribution, the exercise price of the aforesaid warrants will be adjusted by multiplying it with the ratio between the Company share price on the stock exchange, adjusted to the distribution of dividend, as will be determined by the stock exchange ("Ex-Dividend Rate") and the closing price determined by the stock exchange for Company shares on the aforesaid record date.

12.8.	Pursuant to the completion of the Purchase Agreement and subject to the fulfillment of the milestones contingent to the progress of development of Kitov drugs, as stipulated in the Purchase Agreement, the Company will pay the Offerees the Milestone Payment. The Company has the sole discretion at any time to convert any of its milestone payments, by means of an allocation of 91,828,110 shares of the Company (assuming that all the milestone has been fulfilled), that will constitute approximately 25.70% of the Company (fully diluted) issued and outstanding share capital immediately upon completion of the Purchase Agreement and all of these at the Company's sole discretion as detailed in the table below[19]:

19 Terms that are not defined in this table will have their meaning recorded alongside them in the Kitov description attached as Appendix A to this transaction report. It should be noted that in the case where the Company exercise its right to convert any of the Milestone Payments to shares, the Offerees shall pay the Company an amount of NIS 0.1 for each share which will be allocated to them for the Milestone Payments.

				Upon the fulfillment of milestone 2A		Upon the fulfillment of milestone 2B
Milestone	Essence of Milestone	Payment in cash USD	Payment in shares	% of company equity	% of company equity (fully diluted)	% of company equity	% of company equity (fully diluted)
Milestone 1	Receipt of the FDA approval for an SPA for KIT-302. The Company, NewCo or Kitov will submit an SPA as an amendment to the IND of KIT-302 within 90 days from the Completion Date. If such approval will be received after the 90 days said, the parties will continue in development according to the milestones and the Company shall not be required to pay the said milestone.	4,924,500	10,733,156	3.25%	3.00%	3.33%	3.07%
Milestone 1A	Upon Successful completion by the Company or Kitov of the phase III clinical trial that will meet the results set in the trial protocol approved by the FDA, as a result of which the company will be able to publish an updating press release stating that the Phase III clinical trials has been successfully completed.. Regardless of the aforementioned, the Company and Kitov have agreed that a successful completion of Phase III clinical trial will prevail also should the trial results support an NDA with regard to all the dosing strengths of the antihypertensive component in the drug. Additionally, is was decided that should the Company choose to start development of the KIT-301 drug instead of KIT-302, all the aforesaid conditions pertaining to KIT-302 will prevail only on KIT-301 respectively.	6,567,000	14,310,874	4.34%	4.01%	4.43%	4.09%

Milestone 1B	Upon the passing of six (6) months from the date of submitting the NDA to FDA with regard to KIT-302 or KIT-301, and without additional studies having been required by the FDA.	3,283,000	7,155,437	2.17%	2.00%	2.22%	2.04%
Milestone 2A*	Upon the successful completion of the partnership/marketing transaction of only KIT-301 or KIT-302 with either: (1) A transaction of more than $30 million down payment plus not less than 12% royalties or; (2) A transaction of more than $25 million down payment plus not less than 15% royalties or royalties of not less than 20% with a big pharma company. 20 . It should be noted that if the forgoing transactions are completed with multiple entities, the sum total of the largest five (5) transactions will be used to determine if this milestone has been reached.	23,293,033	26,236,603	7.95%	7.34%	—	—
Milestone 2B*	Upon the successful completion of the partnership/marketing transaction of KIT-301 or KIT-302 with more than $15 million down payment plus not less than 10% royalties. It should be noted that if the forgoing transactions are completed with multiple entities, the sum total of the five (5) largest transactions will be used to determine if this milestone has been reached.	13,338,958	19,081,166	—	—	5.91%	5.45%
Milestone 3	Upon the successful regulatory approval from the FDA for marketing KIT-301 or KIT-302 in the US.	15,982,294	21,466,312	6.51%	6.01%	6.65%	6.13%

20 For the purpose of milestones, a large pharmaceutical company is a company with market value of over USD 2 billion.

Milestone 4A	Upon the approval of Kitov's patents affording protection in relation to the marketing or sales of KIT-302 or KIT301. For additional details regarding Kitov's patents, see section 9 to the Outline.	4,000,000	7,155,437	2.17%	2.00%	2.22%	2.04%
Milestone 4B	Upon approval of an exclusive marketing period of KIT-301 or KIT-302 for a period of at least 5 years on average for all the territories Germany, France and the UK.	2,666,666	4,770,291	1.45%	1.34%	1.48%	1.36%
Total upon fulfillment of milestone 2A		60,716,492	91,828,110	27.84%	25.70%	—	—
Total upon fulfillment of milestone 2B		50,762,418	84,672,673	—	—	26.24%	24.18%

* Milestone 2A and 2B are alternate, and the fulfillment of one of these milestones cancels the possibility that the other of the two milestones will be fulfilled. It should be noted that is is possible that any of these milestones will be fulfilled. It should be noted that if any of the milestones was not fulfilled, the parties will continue to act in accordance with the abovementioned and the Company will not be liable for payment in respect of the said milestone. It should be noted that the number of shares that will be issued in accordance with the Milestone Payments set forth above, will be adjusted in case of division or consolidation of its share capital or in case the Company distributes bonus shares to its shareholders by reducing the shares proportionately in case of division and consolidation, or by adding the number of shares the Offerees will be entitled as bonus shares if the Company was exercising its right to pay the Milestone Payments by way of issuing its shares.

13.	The economic value of the offered securities

The economic value of each warrant of the Additional Warrants is NIS 1.287. The above mentioned economic value was calculated according to the Black–Scholes model, in accordance with the calculation formula of the Tel Aviv Stock Exchange guidelines and in consideration that the closing price of the Company's ordinary shares on the stock exchange on October 23, 2012, was NIS 1.296 while the weekly standard deviation was 10.47% (constituting an annual standard deviation of 75.50%) and a 2% annual capitalization rate for the warrants, and also assuming that the Additional Warrants will be exercised on the last date of exercise.

The economic value of each Service Providers Warrant is NIS 1.287. The above mentioned economic value was calculated according to the Black – Scholes model, in accordance with the calculation formula of the stock exchange guidelines and in consideration that the closing rate of the Company's ordinary shares on the stock exchange on October 23, 2012, was NIS 1.296 while the weekly standard deviation was 10.47% (constituting an annual standard deviation of 75.50%) and a 2% annual capitalization rate for the warrants, and also assuming that the Additional Warrants will be exercised on the last date of exercise.

14.	The overall transaction within which the Private Placement is executed

14.1.	Purchase Agreement

14.1.1.	On September 9, 2012 the Company engaged in a Purchase Transaction with Kitov according to which the designated company NewCo will be merged through a reverse triangular merger following which NewCo will cease to exist. As a result of completing the merger Kitov will become a private company wholly owned by the Company and the Offerees will receive the merger consideration in shares and warrants for Company shares and also various milestone payments throughout the development process of Kitov products, in cash, or in Company shares and all by means of an issuance of securities of the Company by an extraordinary private placement pursuant to the Israeli Securities Regulations (Private Offering of Securities in a Listed Company, 2000) (hereinafter: "The Regulations").

Pursuant to the completion of the first stage of the Purchase Agreement (namely, the first payment executed on the date of completion of the Purchase Agreement without the milestone payment hereinafter: "The Closing Date") as aforesaid, Kitov shareholders will hold 8,~~709,052~~686,733 shares of the Company which constitute approximately 3.~~66~~65% of the Company's issued and outstanding share capital and ~~597,786~~596,204 Additional Warrants (as defined above) and additional service providers will hold ~~218,728~~241,048 Service Providers Warrants (as defined above) converted to Company shares and also ~~15,014~~16,546 Additional Warrants. The amount of securities issued to the Offerees at the Closing Date constitutes 3.59% of the Company's fully diluted issued and outstanding share capital.

Assuming that all of the various milestones throughout the development process of Kitov products will be fulfilled, the Company will pay Kitov an cumulative sum of up to USD 60,716,492 or alternatively, at the Company's sole discretion, in 30 days from the date of the fulfillment of a milestone, issue ensuing the aforesaid payment 91,828,110 ordinary shares of NIS 0.1 par value each of the Company which at the date of this report and after their allocation constitute 27.84% of the Company's issued and outstanding share capital and approximately 25.70% on a fully diluted basis, (or approximately 30.~~48~~47% of the Company's issued and outstanding share capital21 and approximately 28.37% of the Company's fully diluted issued and outstanding share capital, including the securities issued at the Closing Date). For details regarding the milestones see paragraph 12.8 above.

14.1.2.	Prerequisites – The purchase agreement stipulates that its execution is conditioned, inter alia, by the fulfillment of the prerequisites detailed hereunder:

a.	Publication of an extraordinary private placement report with regard to the issuance of securities issued on the date of completion of the agreement and the shares that may be issued, at the Company's discretion, subject to fulfilling the milestones defined in the Purchase Agreement;

b.	Approve the Purchase Agreement by the general meeting of the Company and the resolutions in respect thereof including approval to consolidate the Company's capital at a ratio of 10:1, the appointment of Messers Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company and also approval of the Company’s engagement in a service agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as an executive in charge of the clinical and regulatory development of all the Company's products in return for a monthly management fee of USD 9,166 plus VAT, as applicable;

c.	Pre-Ruling approval from the Israeli Tax Authority in accordance with paragraph 104h of the Israeli Income Tax Ordinance that the sale of Kitov shares and the issuance of the Company's securities to holders of Kitov securities will not constitute a tax event on the day of completion of the transaction;

d.	Receipt of a valuation from an independent third-party that will support the consideration determined in the aforesaid agreement and which will determine Kitov's value which will not drop from USD 40 million;

e.	TASE approval to list the issued shares to the Oferees;

21 It should be noted that in the case where the Company exercise its right to convert any of the Milestone Payments to shares, the Offerees shall pay the Company an amount of NIS 0.1 for each share which will be allocated to them for the Milestone Payments.

f.	Any other approval required to lawfully execute the shares exchange agreement;

14.1.3.	Undertaking to execute the development program – within the framework of the Purchase Agreement the Company undertook to execute a development program for one of the drugs under development by Kitov. As part of the aforesaid undertaking, the Company will invest the amount of USD 1.5 million to finance the completion of the Phase III clinical trials, the execution thereof will begin onthe latest of the following: (i) three months after the completion of the agreement, or (ii) six months from the date of signing the Purchase Agreement, whereas the duration of the trial as mentioned, is expected to last over a period of 18 months from its start. Should the Company not fulfill its undertaking to execute the development program aforementioned, except for certain instances in which a substantial change for the worst had occurred in the designated area for which the Kitov drug is targeted, the relevant restriction will expire regarding 50% of the Company shares issued to Kitov shareholders in accordance with the Purchase Agreement and the restriction will prevail only subject to the provisions of the law. For details regarding the relevant restrictions which the Offerees undertook according to the provisions of the Purchase Agreement see paragraph 21 below. To remove any doubt it is hereby clarified that in accordance with Kitov's estimates as presented in the Purchase Agreement, an overall investment of USD 9 million will be required to complete the development of Kitov drugs and up to the receipt of the approval to market it.

14.1.4.	Representations - Within the framework of the Purchase Agreement the Company received from Kitov representations regarding its activities and, inter alia, with regard to its incorporation, shareholders, lack of rights of third parties in Kitov shares, financial statements, financial liabilities, legal proceeds, officers, employees and consultants, liens, guarantees, insurance, intellectual property, licenses and permits and also a declaration that it is authorized and entitled to enter the transaction. Additionally, within the framework of the Purchase Agreement the Company submitted notices with regard to it being a public company, publication of its periodical report for 2011, absence of any event influentially material to the results of the Company's activities, legal proceedings, receipt of all the approvals required to execute the merger, absence of contradiction between the provisions of the Purchase Agreement and Agreements to which the Company is party, etc.

14.1.5.	Indemnification - The parties to the Purchase Agreement have mutually undertaken that the representations submitted within the framework of the Purchase Agreement or any other agreement, including certificate, document or agreement attached to the Purchase Agreement by any of the parties will be correct and exact as at the date of completion of the Purchase Agreement.

Starting at the Closing Date and for a period of 18 months, each of Kitov shareholders, relative to his holdings of Kitov shares undertakes, to protect and indemnify the Company, and its senior officers, directors, employees, shareholders, agents and representatives, against all damages, losses, costs and expenses (including reasonable legal fees) which will derive from third party claims, based on a breach of the representations included in the Purchase Agreement including documents attached therein ("Indemnification Claims"). Regardless of the aforementioned the above undertaking to indemnify will not apply to any indemnification claim based on consequential damage.

The undertaking to indemnify Kitov shareholders will be restricted only to the number of Company securities they received until the date of the Indemnification Claim, provided that the false representation or breach of the Purchase Agreement will not be deemed fraudulent.

14.1.6.	Prevention or restriction to execute actions in the securities issued to the Offerees – According to the provisions of this Purchase Agreement the Offerees have undertaken a voluntary lockup period, for details pertaining to the restriction provisions prevailing on the Oferees see paragraph 21 to the transaction report.

15.	A description of the topics on the meeting agenda

The Purchase Agreement including the extraordinary private placement thereof, as detailed above is presented for approval, to remove all doubt, as a whole, together with all the engagements and resolutions required for its completion, as detailed hereunder:

15.1.	Purchase Agreement

Approve the Company's engagement in a Purchase agreement and the extraordinary private placement thereof, which includes the Completion Shares, Additional Warrants, Service Providers Warrants, milestone payments or alternatively issuance of shares in accordance with the milestones determined in the Purchase Agreement, at the Company's sole discretion.

15.2.	Capital Consolidation

Approve to consolidate the Company's capital at a ratio of 10:1 in a manner that every 10 shares of NIS 0.1 par value each of the Company will be consolidated into one share of NIS 1.0 par value each.

15.3.	Appointment of Directors

Approve the appointments in accordance with the Company's Articles of Association, of Messers Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company until next year's annual general meeting ~~and approve the conditions of their fees~~. The vote regarding each of the directors as aforesaid will be done separately. Declarations of candidates for appointment as directors are enclosed as Appendix B to the report.

15.4.	Engagement in a Service Providers Agreement

Approve the Company's engagement in a service provider agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as an executive responsible for the clinical and regulatory development of all the Company's products and this in accordance with the principal conditions presented hereunder:

a.	Scope of services – Dr. Paul Waymack will invest 65% of his working time, at the least, in order to fulfill his position as Chairman of the Company's Board of Directors and also as an executive responsible for the clinical and regulatory development of all the company products. Dr. Paul Waymack will execute all the requirements of his aforesaid positions including, without limitation, participate in the Company's board meetings and be the leading authority for all the regulatory and clinical trial procedures of the Company products.

b.	Compensation – For Dr. Paul Waymack's services as director, chairman of the board of directors and executive responsible for the clinical and regulatory development of all the Company products, the Company will pay Dr. Paul Waymack a monthly management fee of USD 9,166 ("Basic Management Fee"). The Basic Management Fees will be paid to Mr. Waymack once per quarter, except for the payment detailed in paragraph C below it is hereby clarified that the Basic Management Fees include all the provisions for social payment lawfully required. The Basic Management Fees will be paid against receipt of an invoice.

c.	Annual bonus – In addition to payment of the aforesaid Basic Management Fees, and subject to receipt of approval from the Company's Board of Directors each year and subject to any provisions of the law, the Company will pay Dr. Waymack an annual bonus of USD 30,000 ("The Annual Bonus"). The Annual Bonus will be paid, if paid, until March 1, of each year and will be executed in four equal quarterly payments.

d.	Taxes – Dr. Paul Waymack will be exclusively responsible for payment of all taxes required on the Basic Management Fee and the annual Bonus. No employer employee relations will exist between the Company and Dr. Waymack therefore, the management fees constitute all the ancillary social expenses including compensation, convalescence and vacation pay required by law.

e.	Reimbursed expenses - Dr. Paul Waymack will be entitled to be reimbursed against approved travel expenses paid by him in the course of executing his duties against presentation of receipts and references and subject to the approval of the Board of Directors.

f.	Agreement term and termination – The engagement between the parties will enter into force upon signing this agreement and will be valid until the earliest of the following: (1) Complete the development of Kitov products according to the development program; (2) Dr. Waymack will cease to act as director in the Company's Board of Directors. Without derogating from the generality of the above mentioned, Dr. Waymack's Service Provider's Agreement will be immediately terminated in each of the occurrences below ; (1) Dr. Waymack will not be reappointed as director by the annual general meeting of Company shareholders; (2) Dr. Waymack will cease to fulfill his position in accordance with the Company's Articles of Association as will be updated from time to time, or in accordance with the provisions of the Law in Israel and Provisions of the Securities Law in the United States; (3) Dr. Waymack will be convicted for a criminal offence except for traffic violation; (4) Dr. Waymack breached the provisions of the Service Provider Agreement and did not amend his transgression after being required to do so or should he cease to fulfill his duties in accordance thereof and (5) Dr. Waymack was convicted for inappropriate behavior which in the Board of Directors' opinion may prove damaging to the Company's activities.

Without derogating from the generality of the aforementioned, Dr. Waymack will be entitled to end his engagement in the Service Provider Agreement subject to submitting, a month in advance, written notice to that effect. It should be noted that in the event that Dr. Waymack will cease to fulfill his position as director in the Company, for any reason whatsoever, the Company has undertaken to hire his services as an external consultant responsible for the development of all the Company drugs, as long as these drugs are developed, at the same scope of engagement and in

It should be noted that as of the date of this report the Chairman of the Board receives compensation in accordance with the law only and in 2011 and for the six months ended June 30, 2012 his fees amounted to USD 14,125 and USD 8,750, respectively and subject to approval of proposals on the agenda, the current Chairman of the Board will serve only as a director.

Below is a table showing the breakdown of the compensation that Dr. Paul Waymack will be entitled as an executive responsible for the clinical and regulatory development of all the company products (in USD):

Details of who receives compensation				Compensation for services							Other compensation
Name	Position	Scale of position	Holding percentage in corporate capital	Monthly Salary	Grant	Share- based payment	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other	Total maximal annual compensation
Dr. Paul Waymack	Executive	65%	—	9,166	Up to 30,000	—	—	—	—	—	—	—	—	139,992

It is hereby clarified that all the resolutions on the meeting's agenda are interconnected resolutions, namely that the rejection of one of the resolutions may be deemed as a rejection of the other resolutions even though another resolution has been accepted and approved by the extraordinary general meeting of the Company’s shareholders.

16.	The Company's issued share capital, the number and rate of the Offerees and public holdings in the Company's share capital

22 It should be noted that after the closing date Dr. Paul Waymack will hold, through JPW PCH LLC, a company controlled by him which was incorporated in the U.S., approximately 2.99% of the Company's issued and outstanding shares.

16.1.	The registered share capital of the Company as at the date of this immediate report is NIS 70 million, divided into 700,000,000 ordinary shares of NIS 0.1 par value each.

16.2.	The issued and outstanding share capital of the Company as at the date of this immediate report is NIS 22.9 million, divided into 229,362,160 ordinary shares of NIS 0.1 par value each.

16.3.	Below is a table that presents the issued and outstanding share capital of the Company, the number and percentage holdings of the Offerees and interested parties in the Company, and the total holdings of other shareholders in the issued and outstanding share capital and voting rights in the Company before and after the allocation that will be executed on the Closing Date (first stage issuance):

	Before the private placement object of this allocation					After the private placement object of this allocation
Name	Nr. of shares	Unregistered warrants	Warrants (series 2)	Before the substantial private placement according to this report.		Nr. of shares	Unregistered warrants	Warrants (series 2)	Immediately after the substantial private placement according to this report (at the date of completion)
				% in equity and voting	% in equity and voting (fully diluted) [23]				% in equity and voting	% in equity and voting (fully diluted)[24]
Alexander Rabinovitch[25]	43,132,361	—	573,750	18.81%	17.08%	43,132,361	—	573,750	18.12%	16.46%
David Bassa	21,705,987	—	—	9.46%	8.48%	21,705,987	—	—	9.12%	8.17%
Shalom Manova	17,175,573	—	—	7.49%	6.71%	17,175,573	—	—	7.21%	6.47%
Ben-Zion Weiner [26]	570,434	4,408,000	—	0.25%	1.95%	570,434	4,408,000	—	0.24%	1.87%
David Grossman [27]	—	3,110,000	—	—	1.21%	—	3,110,000	—	—	1.17%
Amit Yonay [28]	—	150,000	—	—	0.06%	—	150,000	—	—	0.06%
Marc Allouche [29]2	—	150,000	—	—	0.06%	—	150,000	—	—	0.06%
Ronen Twito [30]	—	3,110,000	—	—	1.21%	—	3,110,000	—	—	1.17%
Dafna Cohen [31]	—	150,000	—	—	0.06%	—	150,000	—	—	0.06%
Jaron Diament [32]	—	150,000	—	—	0.06%	—	150,000	—	—	0.06%
Moshe Mittelman [33]	5,590,896	640,000	—	2.44%	2.43%	5,590,896	640,000	—	2.35%	2.35%
Total interested parties and officers	88,175,251	11,868,000	573,750	38.45%	39.31%	88,175,251	11,868,000	573,750	37.04%	37.90%
The public [34]	137,394,001	2,246,727	11,839,164	59.90%	59.18%	137,394,001	2,246,727	11,839,164	57.~~71~~72%	57.06%
Total	225,569,252	14,114,727	12,412,914	98.35%	98.49%	225,569,252	14,114,727	12,412,914	94.~~75~~76%	94.96%
Offerees
JPW PCH LLC [35]	—	—	—	—	—	7,119,907	488,708	—	2.99%	2.86%
Moshe Lester	—	—	—	—	—	1,~~589,145~~566,826	~~109,078~~107,546	—	0.~~67~~66%	0.~~64~~63%
Simcha Rock	—	—	—	—	—	—	~~23,851~~47,703	—	—	0.~~01~~02%
Clal underwriting[36]	—	—	—	—	—	—	71,554	—	—	0.03%
Ronen Kantor [37]	3,792,908	60,000	—	1.65%	1.51%	3,792,908	174,486	—	1.59%	1.49%
Charity fund [38]	—	—	—	—	—	—	23,851	—	—	0.01%
Total Offerees	3,792,908	60,000	—	1.65%	1.51%	12,~~501,960~~479,641	~~891,528~~913,848	—	5.~~25~~24%	5.04%
Total	229,362,160	14,174,727	12,412,914	100%	100%	238,~~071,212~~048,641	15,~~006,255~~028,575	12,412,914	100%	100%

23 Assuming that all warrants (series 2), and unregistered options of the Company, are exercised into Ordinary shares of the Company.

24 Assuming that all warrants (series 2), and unregistered options of the Company, including warrants given to Offerees, are exercised into Ordinary shares of the Company.

25 23,574,902 Ordinary shares of the Company and warrants (series 2) are held by Green Forest Holdings Ltd. a company that, to the best of the Company's knowledge, is jointly and equally owned by Mr. and Mrs. Alexander and Sagit Rabinovitch.

26 Director

27 Director and CEO.

28 Chairman of the Company's Board.

29 Director

30 Deputy CEO and CFO

31 External director

32 External director

33 Medical Director

34 The public - as defined in the TASE guidelines.

35 A Company incorporated in the United States wholly held by Messers. Dr.

36To the best of the Company's knowledge,Clal Finance Underwriting Ltd is a private company, which as of the date of this report is held by Clal Finance Ltd (approximately 10.1%), Mr. Zachi Sultan (approximately 56.2%), Messrs Ronen Weissberg, Yuval Ben-Ze'ev and Naor El-Hai (through a company they own - approximately 24.7%, Ms Tal Rubinstein (through a company she owns - approximately 5% and Mr. Jonathan Cohen (through a company he owns - approximately 4%).

37 It should be noted that Mr. Ronen Kantor holds prior to this private placement object of this report 3,792.908 ordinary shares of NIS 0.1 par value each of the Company and 60,000 warrants exercisable into 60,000 ordinary shares of NIS 0.1 par value each.

38 Kitov shareholders decided to donate 0.25% of Kitov to the Pelech charity. To the best of the Company's knowledge, Pelech Charity was registered on May 2, 1984 (register number: 580040418), whose aim is to establish, maintain, manage and develop a religious experimental high school for girls, including residence and boarding school which is managed by Mr. Michael Hochstein.

16.4.	The Company is entitled to pay the milestone payments, to the extent that they were fulfilled, in cash, therefore, should they be fulfilled and assuming that the Company fulfilled the conditions of milestone 2A and conditions of milestone 2B and assuming that the Company has chosen to pay all the milestone payments in cash, the holdings of the Offerees in the Company equity will be as detailed in the table in paragraph 16.3 above and the Company will pay the Offerees the sums detailed below:

Name of Offeree	Total amount payable in USD (assuming the fulfillment of all milestones and conditions of milestone 2A)	Total amount payable in USD (assuming the fulfillment of all milestones and conditions of milestone 2B)
JPW PCH LLC [39]	48,421,~~402~~403	40,483,029
Moshe Lester	~~10,807,536~~10,655,744	~~9,035,710~~8,908,804
Simcha Rock	~~151,791~~303,582	~~126,906~~253,812
Clal underwriting	455,374	380,718
Ronen Kantor	728,598	609,149
Charity Fund[40]	151,791	126,906
Total Payment	60,716,492	50,762,418

39A Company incorporated in the United States wholly held by Messers. Peter Hoyle and Dr. Paul Waymack.

40 Kitov shareholders decided to donate 0.25% of Kitov to the Pelech charity. To the best of the Company's knowledge, Pelech Charity was registered on May 2, 1984 (register number: 580040418), whose aim is to establish, maintain, manage and develop a religious experimental high school for girls, including residence and boarding school which is managed by Mr. Michael Hochstein.

16.5.	The table below details the issues and outstanding share capital of the Company the number and percentage of holdings of the Offerees, of interested parties in the Company and the total holdings of other shareholders in the issued and outstanding capital and voting rights in the Company (after the Date of Completion) and after executing in full the milestone allocations by means of Company securities, and assuming that the Company has fulfilled conditions of milestone 2A and the assumption that the Company has fulfilled conditions of milestone 2B:

	After the private issuances against milestones (assuming that the Company fulfilled conditions of milestone 2A)					After the private issuances against milestones (assuming that the Company fulfilled conditions of milestone 2B)
Name	Nr. of shares	Unregistered warrants	Warrants (series 2)	% in equity and voting	% in equity and voting (fully diluted)[41]	Nr. of shares	Unregistered warrants	Warrants (series 2)	% in equity and voting	% in equity and voting (fully diluted)[42]
Alexander Rabinovitch [43]	43,132,361	—	573,750	13.07%	12.23%	43,132,361	—	573,750	13.36%	12.48%
David Bassa	21,705,987	—	—	6.58%	6.08%	21,705,987	—	—	6.72%	6.20%
Shalom Manova	17,175,573	—	—	5.21%	4.81%	17,175,573	—	—	5.32%	4.91%
Ben-Zion Weiner [44]	570,434	4,408,000	—	0.17%	1.39%	570,434	4,408,000	—	0.18%	1.42%
David Grossman [45]	—	3,110,000	—	—	0.87%	—	3,110,000	—	—	0.89%
Amit Yonay [46]	—	150,000	—	—	0.04%	—	150,000	—	—	0.04%
Marc Allouche [47]	—	150,000	—	—	0.04%	—	150,000	—	—	0.04%
Ronen Twito [48]	—	3,110,000	—	—	0.87%	—	3,110,000	—	—	0.89%
Dafna Cohen [49]	—	150,000	—	—	0.04%	—	150,000	—	—	0.04%
Jaron Diament [50]	—	150,000	—	—	0.04%	—	150,000	—	—	0.04%
Moshe Mittelman [51]	5,590,896	640,000	—	1.69%	1.74%	5,590,896	640,000	—	1.73%	1.78%
Total interested parties and officers	88,175,251	11,868,000	573,750	26.72%	28.15%	88,175,251	11,868,000	573,750	27.31%	28.73%
The public [52]	137,394,001	2,246,727	11,839,164	41.~~65~~66%	42.40%	137,394,001	2,246,727	11,839,164	42.~~57~~58%	43.26%
Total	225,569,252	14,114,727	12,412,914	68.~~37~~38%	70.55%	225,569,252	14,114,727	12,412,914	69.~~88~~89%	71.99%
Offerees
JPW PCH LLC [53]	80,352,825	488,708	—	24.36%	22.63%	74,646,364	488,708	—	23.13%	21.46%
Moshe Lester	17,~~934,549~~682,659	~~109,078~~107,546	—	5.~~44~~36%	5.~~05~~98%	16,~~660,881~~428,880	~~109,078~~107,546	—	5.~~16~~09%	4.~~79~~72%
Simcha Rock	~~229,570~~459,141	~~23,851~~47,703	—	0.~~07~~14%	0.~~07~~14%	~~211,682~~423,363	~~23,851~~47,703	—	0.~~07~~13%	0.~~07~~14%
Clal underwriting[54]	688,711	71,554	—	0.21%	0.21%	635,045	71,554	—	0.20%	0.20%
Ronen Kantor [55]	4,894,845	174,486	—	1.48%	1.42%	4,808,980	174,486	—	1.49%	1.42%
Charity Fund [56]	229,570	23,851	—	0.07%	0.07%	211,682	23,851	—	0.07%	0.07%
Total Offerees	104,~~330,070~~307,751	~~891,528~~913,848	—	31.~~63~~62%	29.45%	97,~~174,634~~152,314	~~891,528~~913,848	—	30.~~12~~.11%	28.01%
Total	329,~~899,322~~877,003	15,~~006,255~~028,575	12,412,914	100%	100%	322,~~743,886~~721,566	15,~~006,255~~028,575	12,412,914	100%	100%

41 Assuming that all warrants (series 2) (series B), and unregistered options of the Company, are exercised into Ordinary shares of the Company.

42Assuming that all warrants (series 2), and unregistered options of the Company, including warrants given to Offerees, are exercised into Ordinary shares of the Company.

43 23,574,902 Ordinary shares of the Company and warrants (series 2) are held by Green Forest Holdings Ltd. a company that, to the best of the Company's knowledge, is jointly and equally owned by Mr. and Mrs. Alexander and Sagit Rabinovitch.

44 Director

45Director and CEO

46 Chairman of the Company's Board.

47 Director

48 Deputy CEO and CFO.

49 External director

50 External director

51 Medical Director

52 The public - as defined in the TASE guidelines.

53 A Company incorporated in the United States wholly held by Messers. Dr. Peter Hoyle and Dr. Paul Waymack.

54 To the best of the Company's knowledge,Clal Finance Underwriting Ltd is a private company, which as of the date of this report is held by Clal Finance Ltd (approximately 10.1%), Mr. Zachi Sultan (approximately 56.2%), Messrs Ronen Weissberg, Yuval Ben-Ze'ev and Naor El-Hai (through a company they own - approximately 24.7%, Ms Tal Rubinstein (through a company she owns - approximately 5% and Mr. Jonathan Cohen (through a company he owns - approximately 4%).

55 It should be noted that Mr. Ronen Kantor holds prior to this private placement object of this report 3,792.908 ordinary shares of NIS 0.1 par value each of the Company and 60,000 warrants exercisable into 60,000 ordinary shares of NIS 0.1 par value each.. 56 Kitov shareholders decided to donate 0.25% of Kitov to the Pelech charity. To the best of the Company's knowledge, Pelech Charity was registered on May 2, 1984 (register number: 580040418), whose aim is to establish, maintain.manage and develop a religious experimental high school for girls, including residence and boarding school which is managed by Mr. Michael Hochstein.

17.	The Consideration for the offered securities and its determination

17.1.	In consideration for the assignment of Kitov's share capital in full to NewCo in a manner that Kitov will become a company fully owned (100%) by the Company, the Company will issue to Kitov shareholders, at the date of completion of the Purchase Agreement 8,~~709,052~~686,733 ordinary shares of NIS 0.1 par value each of the Company ('The Shares"), at a price per share of NIS 1.651~~641~~[57] ("the Price Per Share in the Private Placement ") and also will issue to Kitov's service providers ~~218,728~~241,048 warrants, unregistered, for the purchase of ~~218,728~~241,048 Company shares ("Services Providers Warrants"). In addition to the aforementioned securities, the Company will issue to the Offerees 612,800 additional warrants for the purchase of 612,800 Company shares (hereinafter: "The Additional Warrants"). The securities issued by the Company at the date of completion constitute jointly approximately 3.~~66~~65% of the Company's issued and outstanding share capital and approximately 3.59% on a fully diluted basis.

17.2.	It should be noted that the price per share in the private placement according to this report is determined through negotiations between the Company and the Offerees based, inter alia, on the share's average trading price on the Tel-Aviv Stock Exchange during the 21 days prior to the date of approval by the Company's Board of Directors, and also, in consideration of the fact that the offered securities according to this report are "restricted" both by voluntary restriction according to the Purchase Agreement and also pursuant to provisions of paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining paragraphs 15a and 15c of the Law), 2000. For details regarding the restrictions in accordance with the Purchase Agreement see paragraph 21 below.

18.	The price of the Company shares in the extraordinary private placement and their quoted market price on the stock exchange

18.1.	It should be noted that according to the conditions of the Purchase agreement the shares issued to the Offerees, will be issued in consideration for the Offerees' assignment of their entire holdings and rights in Kitov which reflect a total of NIS 1.651~~641~~ per share.

18.2.	The average price per share over the six months prior to the date of publication of this transaction report is approximately NIS 1.307 per share, which is 20.~~4~~8% lower than the price per share in the extraordinary private placement. The share price on the stock exchange close and prior to the Board of Director's resolution is NIS 1.381 and the price of Company share on the day before the date of this report is NIS 1.296.

57 It should be noted that the price of the share in the private placement according to this report is determined through negotiations between the Company and the Offerees based, inter alia, on the share's average trading price on the Tel-Aviv Stock Exchange during the 21 days prior to the date of approval by the Company's Board of Directors and also, in consideration of the fact that the securities offered according to this report are "restricted" both by voluntary restriction and according to the Purchase Agreement and also pursuant to provisions of paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining paragraphs 15a and 15c of the Law), 2000. The price per share in the private placement according to the Tel Aviv Stock Exchange was calculated by way of dividing the relative part in Kitov's valuation (out of a total valuation of Kitov (approximately USD 40.2 million) USD 36 million, which are related to future consideration upon milestone payments (based on a NIS-USD exchange rate of 3.83, which is the exchange rate as of October 23, 2012) were discounted of the total valuation of Kitov according to the valuation for this calculation) according to the valuation in a total of issued securities that are issued in the Completion Date.

18.3.	The price per share in the Private Placement is higher than the share price on the stock exchange on the day before the date of this report by approximately ~~26.6~~27.4%.

19.              Names of the controlling shareholders in the Company, major shareholders, directors and/or officers in the Company with personal interest in the private allocation and substance of their personal interest.

To the best of the Company's knowledge as at the date of this report the Company has no controlling shareholder. Additionally, to the best of the Company's knowledge, none of the officers or interested parties in the Company has personal interest in the private issuance object of this report.

20.	Required approvals and prerequisites:

The Purchase Agreement stipulates that its implementation is contingent, among other things, to the fulfillment of the prerequisites detailed below:

a.	Publication of an extraordinary private placement report with regard to the issuance of securities that will be issued on the date of completion of the agreement and also the shares that may be issued, at the Company's discretion, subject to fulfilling the milestones stipulated in the Purchase Agreement;

b.	Approval of the Purchase Agreement by the general meeting of the Company and the resolutions in respect thereof including approval to consolidate the Company's capital at a ratio of 10:1, the appointment of Messers Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company, the appointment of Dr. Paul Waymack as Chairman of the Company's Board of Directors, and also approval of the Company’s engagement in a service agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as executive in charge of the clinical and regulatory development of all the Company's products in return for a monthly management fee of USD 9,166 plus VAT, as applicable;

c.	The Pre-Ruling approval by the Israeli Tax Authority in accordance with paragraph 104h of the Israeli Income Tax Ordinance that the sale of Kitov shares and the issuance of the Company's securities to holders of Kitov securities will not constitute a tax event on the day of completion of the transaction;

d.	Receipt of a valuation report from an independent third party that will support the consideration determined in the aforesaid agreement;

e.	Approval of TASE to list the issued shares to the Offerees;

f.	Any other approval required to execute the exchange of shares according to the law;

(hereinafter jointly: "the Prerequisites ")

21.	Limitations or restrictions in implementing transactions in securities issued to the Offerees

In accordance with the provisions of the Purchase agreement, the Offerees have undertaken a voluntary restriction58 as detailed below:

21.1.	During the voluntary lock-up period applicable to the shares of JPW PCH LLC, owner of 80% of Kitov's issued and outstanding share capital (hereinafter: "JPW"), prior to the Purchase Agreement:

a.	The first restricted shares – Holders of JPW will be prevented from selling the said shares for a period of 15 months from the Closing Date and followed by a 9 months period in which each month these shareholders may sell 1% of the Company shares they own, and after the passing of 24 months from the Closing Date these aforesaid shares will be freely tradable.

b.	The second restricted shares - Holders of JPW will be prevented from selling the said shares for a period of 15 months from the date of fulfillment of the milestone according to the Purchase agreement followed by a 9 months period in which each month these shareholders may sell 1% of the Company shares they own, and after the passing of 24 months from the Closing Date these aforesaid shares will be free.

c.	The balance shares – The balance shares issued to JPW according to the Purchase Agreement will be freely tradable and transferrable only subject and in accordance with the restriction provisions determined in paragraph 15c of the Israeli Securities Law 1968, and the Israeli Securities Regulations (details pertaining to paragraphs 15a and 15 to the Law) 2000.

21.1.1.	The table below presents the restriction provisions applicable to the shares issued to JPW:

The Milestone	The first restricted shares	The second restricted shares	The balance shares
Completion shares	~~6,945,469~~7,119,907	0	0
Milestone 1	8,559,692	0	0
Milestone 1A	3,804,307	1,902,154	5,706,461
Milestone 1B	0	2,853,231	2,853,230
Milestone 2A*	3,614,092	8,654,800	8,654,799
Milestone 2B*	5,706,461	4,755,385	4,755,384
Milestone 3	7,418,400	4,850,492	4,850,492
Milestone 4A	0	2,853,231	2,853,230
Milestone 4B	0	1,902,154	1,902,153

* Milestone 2A and 2B are alternate, and the fulfillment of one of these milestones cancels the possibility that the other of the two milestones will be fulfilled. It should be noted that is is possible that any of these milestones will be fulfilled.

58 It should be noted that in certain circumstances, JPW will be permitted to sell Company Shares out of the total first or second restricted shares, and up to a total amount of USD 2 million in a period of 9 months since their issuance ("the Free Shares")

21.2.	The voluntary lock-up period applied to the shares issued to the Offerees, except for JPW (hereinafter: "The Balance Offerees"), are as detailed below:

a.	The Balance Offerees will be limited to sell their Company shares during 12 months from the Closing Date after which they may sell 50% of their holding, and at the passing of 24 months from the Closing Date these shareholders will be entitled to sell all of their shares in the Company.

b.	Should the Company choose, at its sole discretion, to pay the milestone payments by means of shares the aforesaid lock-up period will apply, by virtue of the milestones, also to the 50% of the shares issued to the Balance Offerees. 50% of the shares issued to the Balance Offerees for payment of the milestones will be locked-up for a period of 15 months from the date of closing followed by a 9 months period in which each month these shareholders may sell 1% of the Company shares they own, and after the passing of 24 months from the Closing Date these aforesaid shares will be freely tradable, all of these subject to the provisions of the law.

21.3.	The lock-up provisions stipulated in paragraph 15c to the Israeli Securities Law 1968, and the Israeli Securities Regulations (details with regard to paragraphs 15a and 15c to the Law) 2000.

According to the Israeli Securities Law 1968 and the Israeli Securities Regulations (details with regard to paragraphs 15a and 15c to the Law) 2000, the issued shares (issued to the Offerees according to the Purchase Agreement) will be subject to the restrictions detailed below (hereinafter: "Lock-up Provisions")

21.3.1.	During a period of 6 months from the date on which the issued shares will be issued according to this report, the Offerees will not be entitled to offer the shares issued to them as aforesaid, during trade on the stock exchange, without publishing a prospectus released for publication by the Securities Authority.

21.3.2.	During a period of 6 consecutive quarters, which shall be counted as of the end of the aforementioned period, the Offerees will be entitled to offer as part of the trade on the stock exchange, without publishing a prospectus released for publication by the Israeli Securities Authority, on any trading day, not more than the average daily turnover the issued shares on the stock exchange, during a period of 8 weeks prior to the proposal date, providing that the quantity offered each quarter will not exceed 1% of the Company's issued and outstanding share capital (hereinafter: the "Drizzling Period").

"Issued and outstanding capital" -except shares derived from exercise or conversion of convertible securities allocated until the date of the placement and not yet realized or converted.

The above mentioned will apply also to shares purchased from the Offeree during absolute lock-up period or the Drizzling Period aforesaid, without a prospectus and not during trade on the stock exchange.

22.	Discussion of the Board of Directors regarding approval of the placement, value determined for shares and the consideration in respect thereof

The Audit Committee and the Company Board of Directors have approved the Company's engagement in the Transaction agreement and the submission of this Transaction Report in its meeting dated September 9, 2012, according to the reasons detailed below:

a.	The Audit Committee and the Company Board of Directors were of the opinion that Kitov is active in the same fields the Company is traditionally active in, and that its acquisition will increase the overall products it develops, with emphasize on those products in advanced stages of development (phase 3).

b.	The Audit Committee and the Company Board of Directors were of the opinion that the Company’s engagement in the Purchase Agreement will enable the Company to enter immediately Phase III clinical trials for a drug of significant market potential.

c.	The Audit Committee and the Company Board of Directors were of the opinion that the Company’s engagement in the Purchase Agreement and the assets that it will receive as a result of its completion are worthy assets and based on the valuation, are transferred to the Company at a worthy and proper value with potential to better the Company and strengthen the volume of its assets.

d.	The Audit Committee and the Company Board of Directors were of the opinion that the terms of the Purchase Agreement are in the benefit of Company and its shareholders, inter alia, since the transaction is executed mostly based on payments subject to the fulfillment of scientific and commercial milestones, a fact that decreases the Company's exposure.

23.	Names of directors who approved the extraordinary private placement

At the meeting of the Company's Board of Directors convened on October 21 2012, at which submission of this report was approved, Amit Yonay (Chairman of the Board of Directors), Ben-Zion Weiner (Director), Marc Allouche (Director), Dafna Cohen (External Director), Jaron Diament (External Director) and David Grossman (Director and CEO), participated. At the meeting of the Audit Committee of the Company's Board on October 21, 2012, at which submission of this report was approved, Marc Allouche (Director), Dafna Cohen (External Director) and Jaron Diament (External Director), participated.

24.	Date of implementation of the extraordinary private placement

On the Record Date and subject to the fulfillment of the prerequisites, the Company will allocate on the Date of Completion the securities issued to the Offerees and at the same time assign the whole of the Offerees holdings in Kitov to the Company.

25.	Announcement regarding convening an extraordinary general meeting of the Company shareholders

In accordance with the Companies Law announcement is hereby transmitted regarding convention of an extraordinary meeting of the Company’s shareholders, to be held on ~~Wednesday~~Thursday, ~~November~~ December ~~28~~6, 2012, ~~2012,~~ at 09:00 at the law offices of Kantor and Co., 12 Abba Hillel Silver St., 8th floor, Ramat-Gan, Israel with on its agenda the Purchase Agreement including the extraordinary private placement in respect thereof, as described above presented for approval, to remove any doubt, as a whole with all the engagements and resolutions required to complete it, as detailed below:

25.1.	Approve the Company's engagement in a Purchase Agreement with Kitov and an extraordinary private placement in respect thereof, which includes the Completion Shares, Additional Warrants, Service Providers Warrants, and issuance of shares in accordance with the milestones stipulated in the Purchase Agreement.

25.2.	Approve to consolidate the Company's capital at a ratio of 10:1 in a manner that every 10 Company shares of NIS 0.1 par value each will be consolidated as one share of NIS 1.0 par value each.

25.3.	Approve the appointment of Dr. Paul Waymack and Mr. Simcha Rock as Directors in the Company – the proposed version of the resolution: to approve in accordance with the Company's Articles of Association the appointments of Dr. Paul Waymack and Mr. Simcha Rock as Directors in the Company until next year's annual general meeting. The vote regarding each of the directors as aforesaid will be done separately. Declarations of candidates for appointment as directors are enclosed as Appendix B to the report.

25.4.	Approve the Company’s engagement in a service agreement with Dr. Paul Waymack with regard to his position as Chairman of the Company's Board of Directors and as executive in charge of the clinical and regulatory development of all the Company's products in return for a monthly management fee of USD 9,166 plus VAT, as applicable.

It is hereby clarified that all the resolutions on the meeting's agenda are interconnected resolutions, namely that the rejection of one of the resolutions may be deemed as a rejection of the other resolutions even though another resolution has been accepted and approved by the extraordinary general meeting of the Company’s shareholders.

26.	Meeting venue and date

26.1.	The extraordinary general meeting will convene on ~~Wednesday~~Thursday, ~~November~~ December ~~28~~6, 2012 at 09:00 at the law offices of Kantor & Co. on 12 Abba Hillel Silver, 8th floor, Ramat-Gan, Israel. A deferred meeting, if necessary, will convene on ~~Wednesday~~Thursday, December ~~5~~13, 2012 at the same place and time.

26.2.	In the extraordinary general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, represented by themselves or by their proxies, who hold or represent together at least 33.33% of the voting rights in the Company. If at the elapse of thirty minutes from the meeting's scheduled date, the legal quorum is not achieved, the meeting will be automatically deferred to the same day of the following week, at the same time and place as scheduled for the original meeting; or to a different time or place as decided by the board of directors in an announcement to the shareholders. If in such deferred meeting no legal quorum is obtained within thirty minutes from the scheduled date, two shareholders that are present by themselves or by a proxy will form a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

26.3.	The date for establishing the shareholders' right to vote in the general meeting, as stipulated in Section 182 to the Companies Law, is Monday, October 29, 2012 ("the meeting participation record date").

26.4.	Any existing shareholder of the Company on the record date, whether or not the shares are registered in its name or are held by him through a member of the Stock Exchange, is entitled to participate in the meeting by himself or via a proxy. Pursuant to the Israeli Companies Regulations (Proof of Share Ownership for Voting in General Meetings), 2000, a Company shareholder whose shares are held by a member of the Stock Exchange will be able to participate in said meeting by himself or via a proxy provided that an original proof of Company share ownership on the meeting participation record date is delivered to the Company before the meeting (to be obtained by that member of the Stock Exchange). Any documents appointing proxies ("the letters of appointment") as well as the original authorizations under which the letters of appointment (if any) were signed must be deposited with the Company's registered headquarters up to 48 hours prior to the date of the meeting.

26.5.	A written format of the voting paper and statements of position, if any, can be found at the Israel Securities Authority's site at www.magna.isa.gov.il and at the TASE's site at www.tase.co.il. In addition, a shareholder may apply to the Company directly for receiving the written format of the voting paper and statements of position, if any. A member of the Stock Exchange will send, at no consideration, via e-mail, a link to the written format of the voting paper and statements of position, if any, to each shareholder that is not registered with the Company's shareholders' registrar and whose shares are listed with that member of the Stock Exchange, if the shareholder has notified the member of the Stock Exchange of its wish and provided that the notice was made with respect to a certain securities account and prior to the record date. Any shareholder whose shares are listed with a member of the Stock Exchange is entitled to receive proof of ownership from the relevant member of the Stock Exchange at the member of the Stock Exchange's branch or by mail to their address in return for payment of delivery fees only, if so requested, and this application will be granted in advance to the relevant securities account. Pursuant to the Israeli Companies Regulations (Voting Paper and Statements of Position), 2005, that shareholder will vote on the second part of the voting paper and specify the manner of voting and deliver it to the Company or mail it via registered mail whereby the proof of ownership must reach the Company's headquarters no later than 72 hours prior to the meeting date

26.6.	The Company does not allow voting via the internet.

26.7.	One or more shareholders that hold at least five percent or more of total voting rights and also hold such rate of the total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Companies Law, are entitled to review the voting papers as detailed in Regulation 10 to the Companies Regulations (Voting Paper and Statements of Position), 2005.

26.8.	The last date for producing statements of position is within ten days after the meeting participation record date ("the last statement of position date of delivery"), namely: Thursday, November 8, 2012 and the last date for producing the board of directors' response to the statements of position is five (5) days after the last statement of position date of delivery, namely Tuesday, November 13, 2012.

27.	Required majority for decision

The required majority for approval of the decision stated in paragraphs 25.1 – 25.4 above is a regular majority of the participants in the voting.

28.	Securities Authority

Within 21 days from the date of submission of this immediate report, the Israel Securities Authority (“the Authority”) is entitled to instruct the Company to provide, by a certain date, explanation, details, information, data and documents regarding the engagement in the transaction object of this mediate report, and to instruct the Company to amend this immediate report, in such manner and as such time as determined.

In the event of such instruction for amendment, the Authority or an employee thereof is entitled to determine deferral of the date of the general meeting until a date not earlier than three business days and not later than twenty one (21) days from the date of publication of the amendment to the immediate report.

29.	Review of documents

Documents relating to this immediate report may be reviewed at the offices of Kantor & Co. Law Offices, Abba Hillel Silver Street 12, 8th Floor, Ramat Gan, Israel, during regular work hours and after advance coordination by telephone: +(972)-3-6133371.

30.	Company representatives

The Company’s representatives responsible for the immediate report are Advocate Ronen Kantor and/or Ron Soulema of Kantor & Co. Law Offices, 12 Abba Hillel Silver, 8th Floor, Ramat Gan, Israel, during regular work hours and after advance coordination by telephone: +(972)-3-6133371.

Yours sincerely,

XTL Biopharmaceuticals Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 28, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer